Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

16 July 2014

PRIMA RECEIVES US PATENT GRANT FOR CVAC

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces that the US patent number 8,771,701 titled “Compositions for immunotherapy and uses thereof”, which protects the Company’s CVac™ technology, has been granted by the United States Patent and Trademark Office (USPTO).

Prima has also received a patent term adjustment of 1,409 days for US 8,771,701, extending the patent expiry date for the US market to August 2022.

Chief Executive Officer of Prima, Mr Marc Voigt said: “The grant of this key US patent with a patent term adjustment of almost four years is an important value proposition for Prima. The patent term can potentially be further extended by up to five years if CVac receives market approval before it expires, which would provide the Company with essential protection over its commercial development well into the future.”

The patent grant protects the method of composition and the method of use of CVac, which is formulated in a patient’s own dendritic cells and then reinjected back into the patient to generate a cytotoxic T cell response against the mucin 1 antigen. CVac is a personalised immunotherapy composed of a patient’s own dendritic cells pulsed with the cancer antigen mucin 1, conjugated to oxidised mannan.

The patent grant follows receipt of the Notice of Allowance from the USPTO in relation to Patent Application 11/561,204 as announced on 26 May 2014. It completes the granting of all patents relevant to the CVac technology. Other territories that have received patent approval include Australia, Canada, Europe and Japan.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889